EXHIBIT 99.1

TANTECH HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

Tantech Holdings Ltd and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2023	2022
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$24,718,222	$18,976,684
Restricted cash	23,350	4,827
Accounts receivable, net	41,161,573	40,174,332
Financing receivable	42,875,260	43,864,192
Inventories, net	1,283,555	898,686
Advances to suppliers, net	496,299	1,291,998
Prepaid taxes	543,190	494,467
Prepaid expenses and other receivables, net	946,709	1,051,631
Total Current Assets	112,048,158	106,756,817

Other non-current Assets
Property, plant and equipment, net	1,616,261	1,656,442
Intangible assets, net	171,822	184,822
Right of use assets	1,278,053	1,417,088
Long-term investment	22,935,942	24,116,835
Total Non-current Assets	26,002,078	27,375,187
Total Assets	$138,050,236	$134,132,004

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term bank loans	$3,044,823	$3,636,591
Accounts payable	2,765,618	2,118,705
Due to related parties	1,141,918	1,047,512
Customer deposits	988,760	1,826,996
Taxes payable	1,416,585	1,251,975
Loan payable to third parties	711,266	—
Convertible note	2,003,000	—
Lease liabilities-current	242,128	161,480
Accrued liabilities and other payables	2,964,888	3,497,532
Total Current Liabilities	15,278,986	13,540,791
Loan payable to third parties -long term	3,506,793	3,395,861
Lease liabilities-non-current	1,040,062	1,259,958
Total Liabilities	19,825,841	18,196,610

Shareholders’ Equity
Common shares, $0.24 par value, 500,000,000 shares authorized, 3,457,906 and 1,217,906 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively*	829,899	292,299
Additional paid-in capital	84,751,034	79,454,309
Statutory reserves	7,580,896	7,490,398
Retained earnings	41,010,825	39,090,079
Accumulated other comprehensive loss	(13,685,840)	(8,242,727)
Total Shareholders’ Equity attributable to the Company	120,486,814	118,084,358
Non-controlling interest	(2,262,419)	(2,148,964)
Total Shareholders’ Equity	118,224,395	115,935,394
Total Liabilities and Shareholders’ Equity	$138,050,236	$134,132,004

*Retroactively restated for one-for-twenty-four reverse split with effective date of November 9, 2022.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

Tantech Holdings Ltd and Subsidiaries

Unaudited Condensed Consolidated Statements of Income (Loss) and Comprehensive Loss

	For the Six Months Ended June 30,
	2023	2022

Revenues	$19,741,709	$26,969,417
Cost of revenues	15,686,879	21,887,449
Gross Profit	4,054,830	5,081,968

Operating expenses
Selling expenses	118,040	145,080
General and administrative expenses	2,027,218	1,528,535
Research and development expenses	15,724	236,568
Total operating expenses	2,160,982	1,910,183

Income from operations	1,893,848	3,171,785

Other income (expenses)
Change in fair value of convertible note	(3,010)	—
Interest income	22,349	191,905
Interest expense	(265,579)	(106,978)
Financing interest income, net	1,206,998	52,248
Rental income from related parties	41,703	69,641
Other income, net	289,068	30,804
Total other income	1,291,529	237,620

Income before provision for income taxes	3,185,377	3,409,405
Provision for income taxes	1,292,853	1,537,161
Net income	1,892,524	1,872,244
Less: net loss attributable to noncontrolling interest	(118,720)	(227,218)
Net income attributable to common shareholders of Tantech Holdings Ltd.	$2,011,244	$2,099,462

Net income	1,892,524	1,872,244
Other comprehensive loss:
Foreign currency translation adjustment	(5,437,848)	(5,947,918)
Comprehensive loss	(3,545,324)	(4,075,674)
Less: Comprehensive loss attributable to noncontrolling interest	(113,455)	(219,856)
Comprehensive loss attributable to common shareholders of Tantech Holdings Ltd.	$(3,431,869)	$(3,855,818)

Earnings per share attributable to Tantech
Basic	$1.06	$2.72
Diluted	$1.06	$2.66
Weighted Average Shares Outstanding
Basic	1,903,906	773,083
Diluted	1,903,906	789,308

*Retroactively restated for one-for-twenty-four reverse split with effective date of November 9, 2022.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

Tantech Holdings Ltd and Subsidiaries

Unaudited Condensed Consolidated Statements of Shareholders’ Equity

				Accumulated
			Additional	Other			Non	Total
	Common Shares		Paid in	Comprehensive	Statutory	Retained	Controlling	Shareholders’
	Shares	Amount	Capital	Income (loss)	Reserves	Earnings	Interest	Equity
Balance at December 31, 2022	1,217,906	$292,299	$79,454,309	$(8,242,727)	$7,490,398	$39,090,079	$(2,148,964)	$115,935,394

Proceeds received from issuance of common shares	2,240,000	537,600	5,296,725	—	—	—	—	5,834,325
Appropriation of retained earnings to statutory reserve fund	—	—	—	—	90,498	(90,498)	—	—
Foreign currency translation adjustment	—	—	—	(5,443,113)	—	—	5,265	(5,437,848)
Net income	—	—	—	—	—	2,011,244	(118,720)	1,892,524
Balance at June 30, 2023	3,457,906	$829,899	$84,751,034	$(13,685,840)	$7,580,896	$41,010,825	$(2,262,419)	$118,224,395

				Accumulated
			Additional	Other			Non	Total
	Common Shares		Paid in	Comprehensive	Statutory	Retained	Controlling	Shareholders’
	Shares	Amount	Capital	Income (loss)	Reserves	Earnings	Interest	Equity
Balance at December 31, 2021	266,640	$63,995	$69,566,786	$1,071,149	$6,874,614	$36,684,794	$(1,724,627)	$112,536,711

Proceeds received from issuance of common shares	953,333	228,800	9,891,600	—	—	—	—	10,120,400
Cancellation of common shares due to reverse split	(36)	(9)	9	—	—	—	—	—
Appropriation of retained earnings to statutory reserve fund	—	—	—	—	322,253	(322,253)	—	—
Foreign currency translation adjustment	—	—	—	(5,955,280)	—	—	7,362	(5,947,918)
Net income	—	—	—	—	—	2,099,462	(227,218)	1,872,244
Balance at June 30, 2022	1,219,937	$292,786	$79,458,395	$(4,884,131)	$7,196,867	$38,462,003	$(1,944,483)	$118,581,437

*Retroactively restated for one-for-twenty-four reverse split with effective date of November 9, 2022.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

Tantech Holdings Ltd and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Six Months Ended June 30,
	2023	2022
Cash flows from operating activities
Net income	$1,892,524	$1,872,244
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	141,934	200,439
Amortization of intangible asset	4,133	4,280
Reversal of doubtful accounts	(145,280)	(383,677)
Inventory reserve	53,275	-
Amortization of right of use assets	72,879	110,533
Change in fair value of convertible note	3,010	—
Changes in operating assets and liabilities:
Accounts receivable	(2,930,080)	(3,962,927)
Advances to suppliers	780,781	100,864
Inventory	(495,841)	40,355
Prepaid expenses and other receivables	34,226	331,977
Accounts payable	773,948	920,171
Accrued liabilities and other payables	(391,098)	628,198
Customer deposits	(783,527)	(2,425,102)
Taxes payable, net of prepaid taxes	160,119	185,887
Lease liabilities	(72,879)	22,160
Net cash used in operating activities	(901,876)	(2,354,598)

Cash flows from investing activities
Acquisition of property, plant and equipment	(184,760)	(21,879)
Financing receivable	(1,212,686)	(45,192,439)
Net cash used in investing activities	(1,397,446)	(45,214,318)

Cash flows from financing activities
Net proceeds from equity financing	5,834,325	10,120,400
Proceeds (repayment of) from loans from third party	1,001,343	(3,186,566)
Repayment of bank loans	(432,900)	(308,600)
Proceeds from loans from related parties, net	106,877	9,333,670
Proceeds from convertible note	1,999,990	—
Net cash provided by financing activities	8,509,635	15,958,904

Effect of exchange rate changes on cash, restricted cash and cash equivalents	(450,252)	(1,154,256)

Net increase (decrease) in cash, restricted cash and cash equivalents	5,760,061	(32,764,268)

Cash, restricted cash and cash equivalents, beginning of period	18,981,511	43,566,881

Cash, restricted cash and cash equivalents, end of period	$24,741,572	$10,802,613

Supplemental disclosure information:
Income taxes paid	$1,011,005	$1,341,579
Interest paid	$72,687	$106,978

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and Nature of Business

Tantech Holdings Ltd (“Tantech” or “Tantech BVI”) is a holding company established under the laws of the British Virgin Islands on November 9, 2010. Tantech engages in the research and development, production and distribution of various products made from bamboo, manufacture and selling electric vehicles and non-electric vehicles, as well as investment in mining exploration. On August 3, 2021, Tantech completed dismantling its VIE structure. As of June 30, 2023, details of the subsidiaries of the Company and their principal business activities are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Tantech Holdings Ltd (“Tantech” or “Tantech BVI”)	November 9, 2010	BVI	Parent	Holding Company

USCNHK Group Limited (“USCNHK”)	October 17, 2008	Hong Kong	100% by the Parent	Holding Company

EAG International Vantage Capitals Limited (“Euroasia”)	April 27, 2015	Hong Kong	100% by the Parent	Holding Company

EPakia Inc. (“EPakia”)	May 19, 2022	United States	100% by the Parent	Biodegradable packaging business

EPakia Canada Inc. (“EPakia Canada”)	July 12, 2022	Canada	100% by the Parent	Biodegradable packaging business

Tantech Holdings (Lishui) Co. Ltd. (“Lishui Tantech”)	April 7, 2016	Lishui, Zhejiang Province, China	100% by USCNHK	Holding Company

Euroasia New Energy Automotive (Jiangsu) Co. Ltd. (“Euroasia New Energy”)	October 24, 2017	Zhangjia Gang, Jiangsu Province, China	100% by Euroasia	Holding Company

Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”)	July 14, 2015	Shanghai, China	100% by Euroasia	Holding Company

Hangzhou Wangbo Investment Management Co., Ltd (“Wangbo”)	February 2, 2016	Hangzhou, Zhejiang Province, China	100% by Jiamu	Holding Company

Hangzhou Jiyi Investment Management Co., Ltd (“Jiyi”)	February 2, 2016	Hangzhou, Zhejiang Province, China	100% by Jiamu	Holding Company

Shangchi Automobile Co., Ltd. (“Shangchi Automobile”)	Acquired on July 12, 2017	Zhangjia Gang, Jiangsu Province, China	51% by Wangbo and 19% by Jiyi	Manufacturing and sale of specialty electric and non-electric vehicles and power batteries

Shenzhen Yimao New Energy Sales Co., Ltd. (“Shenzhen Yimao”)	November 13, 2018	Shenzhen, Guangdong Province, China	100% by Shangchi Automobile	Electric vehicles sales

Lishui Xincai Industrial Co., Ltd. (“Lishui Xincai”)	December 14, 2017	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Holding Company

Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal”)	September 5, 2002	Lishui, Zhejiang Province, China	100% by Lishui Xincai	Manufacturing, selling and trading various products made from bamboo and charcoal

Lishui Jikang Energy Technology Co., Ltd. (“Jikang Energy”)	January 2, 2020	Lishui, Zhejiang Province, China	100% by Lishui Xincai	Holding Company

Hangzhou Tanbo Tech Co., Ltd. (“Tanbo Tech”)	December 8, 2015	Hangzhou, Zhejiang Province, China	100% by Lishui Xincai	Exploring business opportunities outside Lishui area

Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo”)	December 31, 2005	Lishui, Zhejiang Province, China	100% by Jikang Energy	Manufacturing and sale of various products made from bamboo

Zhejiang Shangchi New Energy Automobile Co., Ltd. (“Zhejiang Shangchi”)	November 12, 2020	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Sales of automobiles

Lishui Smart New Energy Automobile Co., Ltd. (“Lishui Smart”)	November 16, 2020	Lishui, Zhejiang Province, China	100% by Lishui Tantech	Research, development and manufacturing new energy automobiles

Gangyu Trading (Jiangsu) Co., Ltd. (“Gangyu Trading”)	August 10, 2021	Zhangjiagang Jiangsu Province, China	100% by Euroasia New Energy	Marketing and selling electric vehicles

Shangchi (Zhejiang) Intelligent Equipment Co., Ltd. (“Shangchi Intelligent Equipment”)	August 26, 2021	Pinghu Zhejiang Province, China	100% by Euroasia	Manufacturing and sales company focusing on new energy vehicles

Shanghai Wangju Industrial Group Co., Ltd. (“Shanghai Wangju”)	September 23, 2021	Shanghai, China	100% by Jiamu	Investing in the factoring industry

Eurasia Holdings (Zhejiang) Co., Ltd. (“Eurasia Holdings”)	July 15, 2021	Hangzhou Zhejiang province, China	100% by Euroasia	Marketing and selling electric vehicles

Hangzhou Eurasia Supply Chain Co., Ltd. (“Eurasia Supply”)	August 4 2021	Hangzhou Zhejiang province, China	100% by Eurasia Holdings	Supply chain business

Zhejiang Shangchi Medical Equipment Co., Ltd. (“Shangchi Medical”)	November 13, 2021	Pinghu Zhejiang Province, China	100% by Shangchi Intelligent Equipment	Manufacturing and sales company focusing on new energy vehicles

Shenzhen Shangdong Trading Co., Ltd. (“Shenzhen Shangdong”)	July 13, 2016	Shenzhen Guangdong Province, China	100% by Shanghai Wangju	Investing in the factoring industry

China East Trade Co., Ltd. (“China East”)	February 15, 2018	Hong Kong	100% by Euroasia	Investing in the factoring industry

First International Commercial Factoring (Shenzhen) Co., Ltd. (“First International”)	July 27, 2017	Shenzhen Guangdong Province, China	75% by Shenzhen Shangdong 25% by China East	Investing in the factoring industry

F-6

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies

Principal of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of Tantech BVI and its subsidiaries (collectively, the “Company”). All significant inter-company balances and transactions are eliminated upon consolidation.

Non-controlling interest

Non-controlling interest represents 30% of the equity interest in Shangchi Automobile and its subsidiary Shenzhen Yimao owned by Zhangjiagang Jinke Chuangtou Co., Ltd., which is not under the Company’s control.

Use of Estimates

In preparing the unaudited condensed consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the fair value estimates used in the useful lives of property and equipment and intangible assets, allowances pertaining to the allowance for doubtful accounts of accounts receivable, financing receivables, advance to suppliers and other receivables, the valuation of inventories, the impairment of long-lived assets, the realizability of deferred tax assets, right-of-use assets, convertible notes and lease liabilities.

Fair Value of Financial Instruments

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements”, defines fair value, establishes a three-level valuation hierarchy for fair value measurements and enhances disclosure requirements.

The three levels are defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, advances to suppliers, other receivables, accounts payable, customer deposits, accrued expenses, short term bank loans and bank acceptance notes payable approximates their recorded values due to their short-term maturities.

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

The following tables represent the fair value hierarchy of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2023:

	As of June 30, 2023
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial liabilities:
Convertible note	$—	$—	$2,003,000	$2,003,000

Total	$—	$—	$2,003,000	$2,003,000

F-7

The following is a reconciliation of the beginning and ending balances for convertible note measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended June 30, 2023:

June 30,
2023
Opening balance	$-
New convertible loans issued	1,999,990
Change in fair value of convertible loan	3,010
Ending balance	$2,003,000

The Company did not have financial liabilities measured at fair value on a recurring basis as of December 31, 2022.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. All cash balances are in bank accounts in PRC and are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted Cash

As of June 30, 2023 and December 31, 2022, the Company’s restricted cash represents the cash of $23,350 and $4,827 remains frozen in the bank accounts of one of the Company’s subsidiaries as the result of the ongoing lawsuit filed by Mr. Hengwei Chen to against the Company (see Note 14).

F-8

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, trade accounts receivable and advances to suppliers. All of the Company’s cash is maintained with banks within the People’s Republic of China of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Accounts receivable

Accounts receivable are presented at invoiced amount net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

Financing receivable

Financing receivables represent receivables arising from the Company’s factoring business. Financing receivables are measured at amortized cost and reported on the consolidated balance sheets based on the outstanding principal adjusted for any write-off, and the allowance. Amortized cost of a financing receivables is equal to the unpaid principal balance plus interest receivable. The Company recognizes financial interest income over the terms of the financing receivables using the effective interest rate method.

Inventory

The Company values its inventories at the lower of cost, determined on a weighted average basis, or net realizable value. The Company reviews its inventories periodically to determine if any markdown is necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value.

Advances to suppliers

In order to ensure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to refund an advance or provide supplies to the Company.

Property, Plant and Equipment, net

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Buildings	20 years
Machinery and equipment	5 - 10 years
Transportation equipment	4 - 5 years
Office equipment	4 - 5 years
Electronic equipment	3 - 5 years

Repairs and maintenance costs are normally charged to earnings in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset.

F-9

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Construction in progress includes direct costs of construction or acquisition of equipment, interest expense associated with the loans used for the construction and design fees incurred. Capitalization of these costs ceases and the construction in progress is transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until it is completed and ready for its intended use.

Intangible assets

Intangible assets are acquired individually or as part of a group of assets, and are initially recorded at cost. The cost of a group of assets acquired in a transaction is allocated to the individual assets based on their relative fair values. Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method over the period of estimated useful life. The estimated useful lives of the Company’s intangible assets are as follows:

Estimated Useful Life
Licenses and permits	Indefinite
Software	5 - 10 years
Land use right	50 years
Patents	10 years

The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired.

Long term investments

The Company accounts for investment in equity investees over which it has significant influence but does not own a majority of the equity interest or lack of control using the equity method. For investment in equity investees over which the Company does not have significant influence or the underlying shares the Company invested in are not considered in-substance common shares and have no readily determinable fair value, the cost method accounting is applied.

The Company records the equity method investments at historical cost and subsequently adjusts the carrying amount each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The Company records the cost method investments at historical cost and subsequently record any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments.

Investment in equity investees are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

F-10

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Customer Deposits

Customer deposits represent amounts received from customers in advance of shipments relating to the sales of the Company’s products.

Loan Payable to Third Parties

Loan payable to third parties represent amounts the Company borrowed from third parties for working capital purpose.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842). The standard requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. The new standard establishes a right-of-use model (“ROU”) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months.

The Company adopted ASC 842 on January 1, 2019 on a modified retrospective basis and elected the practical expedients permitted under the transition guidance, which allows the Company to carryforward the historical lease classification, the assessment on whether a contract is or contains a lease, and the initial direct costs for any leases that exist prior to adoption of the new standard. Leases with an initial term of 12 months or less are not recognized on the balance sheet and the associated lease payments are included in the consolidated statements of comprehensive income (loss) on a straight-line basis over the lease term. The standard did not materially impact our consolidated net earnings and cash flows.

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. There is no adjustment to the opening balance of retained earnings at January 1, 2018 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. The Company’s revenues are primarily derived from the following sources:

Sales of products: The Company recognizes sales revenue, net of sales taxes and estimated sales returns, at the time the product is delivered to the customer and control is transferred (point of sale).

For the Company’s electric vehicles sales contracts, the Company provides a warranty for 12 months from the products are delivered. The Company determines such product warranty is an assurance-type warranty and is not a separated performance obligation in revenue recognition, because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification. The Company estimates the warranty costs when the promised good is delivered to the customer and accrues as warranty liabilities.

Commission income: The Company acts as an agent without assuming the risks and rewards of ownership of the goods and reports the revenue on a net basis. Revenue is recognized based on the completion of the contracted service.

Government manufacturing rebate income: The Company sells electric vehicles in China and is eligible for a government manufacturing rebate on each qualifying electric vehicle sold. The government manufacturing rebates are recognized as part of revenue when sales are finalized, amount of rebate can be reasonably estimated and collection is assured. The collectability of rebates can be assured as long as the sales are deemed qualifying based on the criteria set by the government.

Revenue is reported net of all value added taxes. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Cost of Revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense and other overhead. Write-down of inventory for lower of cost or net realizable value adjustments is also recorded in cost of revenues.

F-11

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Shipping and Handling

Shipping and handling costs are expensed as incurred and included in selling expenses.

Subsidy Income

The Company periodically receives various government grants such as “High Technology Projects Subsidy” and “Scientific Research Grant”. There is no guarantee the Company will continue to receive such grants in the future.

Foreign Currency Translation

The Company’s financial information is presented in U.S. dollars. The functional currency of the Company’s subsidiaries in the PRC is the RMB, the currency of the PRC. Any subsidiary transactions, which are denominated in currencies other than RMB, are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of comprehensive income (loss) as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2023		June 30, 2022		December 31, 2022
US$: RMB exchange rate	Period End	$0.1379	Period End	$0.1493	Period End	$0.1450
	Average	$0.1443	Average	$0.1543	Average	$0.1486

Research and development costs

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees prior to the establishment of technological feasibility. All costs associated with research and development are expensed as incurred.

Comprehensive Income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustment from those subsidiaries not using the U.S. dollar as their functional currency.

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No taxable income was generated outside the PRC as of June 30, 2023. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

F-12

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

ASC 740 10 25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. The statute of limitation on the PRC tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. There were no material uncertain tax positions as of June 30, 2023 and December 31, 2022.

Value Added Tax (“VAT”)

The Company is subject to VAT for selling merchandise. The applicable VAT rate is 11% or 13% or 17% (depending on the type of goods involved) for products sold in the PRC. The applicable VAT rate of 17% and 11% decreased to 16% and 10% starting from May 2018, and further decreased to 13% and 9% from April 1, 2019. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities and there was no tax penalty incurred.

Earnings per Share (“EPS”)

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of June 30, 2023 and December 31, 2022, the total number of registered and unregistered warrants outstanding both were 26,765. For the six months ended June 30, 2023, no warrants were included in diluted income per share since the exercise prices for the warrants were more than the average market price. For the six months ended June 30, 2022, 16,225 warrants were included in diluted income per share since the exercise prices for the warrants were lower than the average market price.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s operating results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases and expense transactions are denominated in RMB, and primarily all of the Company’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

F-13

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

The Company does not carry any business interruption insurance, products liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 to have a material effect on the consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements.

F-14

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Accounts Receivable

Accounts receivable consisted of the following:

	June 30,	December 31,
	2023	2022
Accounts receivable	$44,964,778	$44,331,093
Allowance for doubtful accounts	(3,803,205)	(4,156,761)
Accounts receivable, net	$41,161,573	$40,174,332

The movement of allowance for doubtful accounts are as follows:

	June 30,	December 31,
	2023	2022
Balance at beginning of period	$4,156,761	$3,717,708
Change of allowance for doubtful accounts	(156,981)	738,922
Translation adjustments	(196,575)	(299,869)
Balance at end of period	$3,803,205	$4,156,761

Note 4 - Financing Receivable

The Company’s financing receivable was $42,875,260 and $43,864,192 as of June 30, 2023 and December 31, 2022, respectively. Starting in June, 2022, the Company provided factoring financing service. The financing receivable is secured by pledged accounts receivable with stated owned entities and reputable companies, which has carrying value of $43,899,055 and is in excess of the financing provided. The term of the financing receivables is generally within 12 months with annual interest of 6.5%. The interest and principal of financing are due upon maturity. The principal amounted to $40,335,750 and $42,412,500 as of June 30, 2023 and December 31, 2022, respectively; interest receivable of the financing amounted to $2,539,510 and $1,451,692 as of June 30, 2023 and December 31, 2022, respectively.  For the six months ended June 30, 2023 and 2022, the Company recognized net financing interest income of $1,206,998 and $52,248, respectively.

Note 5 – Inventory

Inventory consisted of the following:

	June 30,	December 31,
	2023	2022
Raw materials	$387,984	$158,093
Finished products	320,005	351,867
Work in process	575,566	388,726
Total Inventory	$1,283,555	$898,686

For the six months ended June 30, 2023 and 2022, the Company recorded inventory reserve of $53,275 and $nil, respectively.

Note 6 – Advances to Suppliers

Advances to Suppliers consisted of the following:

	June 30,	December 31,
	2023	2022
Advances to suppliers	$544,996	$1,357,625
Allowance for doubtful accounts	(48,697)	(65,627)
Advances to suppliers, net	$496,299	$1,291,998

F-15

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Advances to Suppliers (continued)

The movement of allowance for doubtful accounts are as follows:

	June 30,	December 31,
	2023	2022
Balance at beginning of period	$65,627	$38,746
Change of allowance for doubtful accounts	(14,353)	49,038
Write off	-	(18,030)
Translation adjustments	(2,577)	(4,127)
Balance at end of period	$48,697	$65,627

Note 7 – Property, Plant and Equipment, net

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	June 30,	December 31,
	2023	2022
Building	$4,554,216	$4,831,806
Machinery and Production equipment	1,468,742	1,214,709
Electronic equipment	184,591	193,652
Office equipment	47,456	49,899
Automobiles	266,713	292,251
Construction in progress	1,095	377,300
Subtotal	6,522,813	6,959,617
Less: Accumulated depreciation	(4,906,552)	(5,303,175)
Property, plant and equipment, net	$1,616,261	$1,656,442

Depreciation expense was $141,934 and $200,439 for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023 and December 31, 2022, building with net book value of $298,000 and $351,128 respectively, were pledged as collateral for bank loans (Note 10).

Note 8 – Intangible Assets, net

Intangible assets stated at cost less accumulated depreciation amortization consisted of the following:

	June 30,	December 31,
	2023	2022
Software	$29,602	$31,126
Land use rights*	276,376	290,606
Patents	4,137,000	4,350,000
Subtotal	4,442,978	4,671,732
Less: Accumulated amortization	(4,271,156)	(4,486,910)
Intangible assets, net	$171,822	$184,822

________________________________

*There is no private ownership of land in China. Land is usually owned by the local government and the government grants land use rights for specified terms. The Company acquired land use rights from the local government in December 2002 for period of 50 years. As of June 30, 2023 and December 31, 2022, land use rights with net book value of $167,668 and $179,207, respectively, were pledged as collateral for bank loans (Note 10).

Amortization expense for intangible assets totaled $4,133 and $4,280 for the six months ended June 30, 2023 and 2022, respectively.

F-16

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Leases

Effective January 1, 2019, the Company adopted ASC 842, the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on retained earnings as of June 30, 2023. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Supplemental balance sheet information related to operating leases was as follows:

	June 30,	December 31,
	2023	2022
Right-of-use assets, net	$1,278,053	$1,417,088

Operating lease liabilities - current	242,128	161,480
Operating lease liabilities - non-current	1,040,062	1,259,958
Total operating lease liabilities	$1,282,190	$1,421,438

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2023:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	8.23
Weighted average discount rate	4.50%

The following is a schedule of maturities of lease liabilities as of June 30, 2023:

Twelve months ending June 30,
2024	$293,475
2025	195,650
2026	170,828
2027	170,828
2028	170,828
Thereafter	512,486
Total future minimum lease payments	1,514,095
Less: imputed interest	231,905
Total	$1,282,190

F-17

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Short-term Bank Loans

The Company’s short-term bank loans consist of the following:

	June 30,	December 31,
	2023	2022
Loan payable to Bank of China Lishui Branch	$2,217,423	$2,331,591
Loan payable to Shanghai Pudong Development (“SPD”) Bank Lishui Branch	827,400	1,305,000
Total	$3,044,823	$3,636,591

On December 22, 2022, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $2,217,423 (RMB16,079,936) for one year with fixed annual interest rate of 4.35%. The purpose of the loan was for purchasing bamboo charcoal materials. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $3.6 million (RMB25,960,000). Zhengyu Wang and his wife, Yefang Zhang pledged personal property as collateral to secure the loan with maximum guaranteed amount up to approximately $0.2 million (RMB1,140,000). The loan was also guaranteed by two related parties, Lishui Jiuanju Commercial Trade Co., Ltd. (“LJC”), and Forasen Group Co., Ltd., one unrelated third party, Zhejiang Meifeng Tea Industry Co., Ltd., and other three related individuals, Zhengyu Wang, Chairman of the Board and previous CEO of the Company, his wife, Yefang Zhang, and his relative, Aihong Wang.

On September 29, 2022, Tantech Bamboo entered into a short-term loan agreement with SPD (Luishui Branch) to borrow $1,379,000 (RMB10.0 million) for one year with fixed annual interest rate 3.90%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang., and one unrelated third party, Lishui Zhongyun Mitai Industrial Co., Ltd., The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.0 million (RMB29,090,000). During six months ended June 30,2023, the Company repaid $413,700 (RMB3.0 million). As of June 30, 2023, the outstanding balance was $827,400 (RMB6.0 million).

As of June 30, 2023, total bank loans payable amounted to $3,044,823.

For the six months ended June 30, 2023 and 2022, the interest expense related to bank loans was $72,687 and $106,978, respectively.

Note 11 – Loan payable to third parties

	June 30,	December 31,
	2023	2022
Loan payable to third parties	$711,266	$—
Loan payable to third parties-long term	3,506,793	3,395,861
Total	$4,218,059	$3,395,861

On December 17, 2021, the Company borrowed $7.0 million from two third parties, the amounts are unsecured with interest rate 6% per annum and with one year term from December 17, 2021 to December 16, 2022, the balance was $3,395,861 as of December 16, 2022, the remaining balance was extended to December 15, 2024 interest rate 6% per annum. As of June 30, 2023, the remaining principal and interest balance was $3,506,793. If the Company fails to repay the debt, the Company shall pay the third parties for the liquidated damages at the rate of thousandths of the amount in arrears per day, and also compensate the legal costs, execution fees, etc. incurred in realizing the creditor’s rights.

In February, 2023, the Company borrowed $694,955 from one third party, the amounts are unsecured with interest rate 6% per annum and with one year term, the principal and interest balance was $711,266 as of June 30, 2023. If the Company fails to repay the debt, the Company shall pay the third parties for the liquidated damages at the rate of thousandths of the amount in arrears per day, and also compensate the legal costs, execution fees, etc. incurred in realizing the creditor’s rights.

F-18

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Convertible note

On June 29, 2023, the Company entered into a securities purchase agreement with Streeterville Capital, LLC (“Streeterville”), pursuant to which the Company issued the Investor an unsecured promissory note on June 29, 2023 in the original principal amount of $2,160,000 (the “Note”), convertible into ordinary shares, par value $0.24 per share, of the Company, for $2,000,000 in gross proceeds. The transaction contemplated by the Purchase Agreement closed on June 29, 2023. The Note bears interest at a rate of 7% per annum compounding daily. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Note includes an original issue discount of $140,000 along with $20,000 for Streeterville’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 105% of the outstanding balance elected for pre-payment. The fair value of the Note was $2,003,000 as of June 30, 2023. For the six months ended June 30, 2023, the Company recognized a loss of change in fair value of convertible note of $3,010.

The Company has elected to recognize the convertible note at fair value and therefore there was no further evaluation of embedded features for bifurcation. The Company engaged third party valuation firm to perform the valuation of convertible note. The fair value of the convertible note is calculated using the Scenario-based Discounted Cash Flows with Monte Carlo Simulation Model (the "Monte Carlo Model”). The major assumptions used in the Monte Carlo Model are as follows:

For six months ended June 30, 2023
Risk-free interest rate	5.419%
Expected life	1 year
Share price	$2.68
Volatility	142%

Note 13 – Related Party Balances and Transactions

Due to related parties

The balances due to related parties were as follows:

	June 30,	December 31,
	2023	2022
Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company until December 6, 2019	$959,485	$857,746
Mr. Wangfeng Yan, the CEO of the Company since December 7, 2019 and his affiliates	182,433	189,766
Total	$1,141,918	$1,047,512

As of June 30, 2023 and December 31, 2022, the Company borrowed $959,485 and $857,746, respectively, from Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company, for working capital purpose.

Mr. Wangfeng Yan, the CEO of the Company, and his affiliates, also made advances to the Company. The balance due to Mr. Wangfeng Yan and his affiliates was $182,433 and $189,766 as of June 30, 2023 and December 31, 2022, respectively. All balances of due to the related parties were unsecured, interest-free and due upon demand.

Lease arrangement with related party

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Food Co., Ltd. (“Nongmi Food”) to lease part of its production facilities of approximately 1,180 square meters to Nongmi Food for ten years with monthly rent of approximately $2,200 (RMB15,338). Nongmi Food is controlled by Ms. Yefang Zhang who is the director of the Company. For the six months ended June 30, 2023 and 2022, the Company recorded rent income of $12,183 and $19,541 from Nongmi Food., respectively.

On July 13, 2021, Tantech Bamboo signed a lease agreement with Zhejiang Nongmi Biotechnology Co., Ltd. (“Nongmi Biotechnology”) to lease part of its production facilities of approximately 1,914 square meters to Nongmi Biotechnology for ten years with monthly rent of approximately $5,500 (RMB38,280). Nongmi Biotechnology is controlled by Ms. Yefang Zhang who is the director of the Company. For the six months ended June 30, 2023 and 2022, the Company recorded rent income of $29,520 and $50,100 from Nongmi Biotechnology, respectively.

F-19

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Related Party Balances and Transactions (continued)

Guaranty provided by related parties

The Company’s major shareholder Mr. Zhengyu Wang, his wife Ms. Yefang Zhang and his relative Ms. Aihong Wang, as well as related party entities controlled by Mr. Wang, and LJC the company controlled by the CEO, Mr. Wangfeng Yan provided guarantees to the Company’s bank loans (See Note 10).

Guaranty provided for related party

In July 2020, Tantech Bamboo provided a guarantee with Bank of China Lishui Branch for Forasen Food for maximum amount of approximately $1.4 million (RMB10 million) by pledging certain land and building as the collateral for the loan and notes. The guarantee will expire on July 8, 2023. Forasen Food is controlled by Ms. Yefang Zhang who is the Company’s director.

Note 14 – Commitments and Contingencies

Operating leases

On November 13, 2020, Luishui Smart leased factory facilities and office space from Tantech Energy under operating leases for five years from November 13, 2020 to November 12, 2025 with annual rent of approximately $26,000 (RMB180,000).

Shangchi Automobile leased certain factory facilities under operating leases through August 9, 2022. The annual rent under operating lease agreement was approximately $144,000 (RMB1 million). On August 10, 2022, Shangchi Automobile renewed the operating lease agreement with the landlord to January 31, 2023, with annual rent of approximately $69,000 (RMB476,712), the renew lease agreement is being negotiated.

Shenzhen Yimao signed operating lease agreement for office space for one year from January 17, 2022 to January 16, 2023 with annual rent of approximately $6,400 (RMB44,352), this agreement was terminated on January 16, 2023.

Tantech Charcoal leased factory facilities and office space from Tantech Energy under operating leases for ten years from January 1, 2022 to December 31, 2031 with annual rent of approximately $179,000 (RMB1,238,784).

On April 18, 2022, Tantech signed a new operating lease agreement for office space for one year from April 18, 2022 to April 30, 2023, with annual rent of $76,680.

On September 1, 2023, Tantech signed a new operating lease agreement for office space for one year from September 1, 2023 to August 31, 2024, with annual rent of $45,600.

On April 2023, Epakia Canada signed a new operating lease agreement for office space for six months from April 1, 2023 to September 30, 2023, with monthly rent of $1,715.

The rental expense for the six months ended June 30, 2023 and 2022 were $154,050 and $242,249, respectively.

Contingencies

On March 23, 2021, Mr. Hengwei Chen filed a lawsuit against Shangchi Automobile and the Company for a debt dispute of approximately $1.6 million (RMB11.35 million). Mr. Chen was the former general manager of Shangchi Automobile before the Company acquired Shangchi Automobile in 2017. On December 15, 2021, the Court ordered Shangchi Automobile to pay Mr. Hengwei Chen approximately $1.2 million (RMB8.95 million). The Company filed an appeal on January 4, 2022, but the Court made the final judgement to maintain the original ruling on June 29, 2022. The Company recorded the disputed amount and further accrued interest of $0.7 million (RMB4.7 million) in the accrued liabilities based on the best estimate of the management as of June 30, 2023. On September 7, 2022, the Court issued an order to freeze the disputed amount of total $1.2 million (RMB8.7 million) in the Company’s certain bank accounts to enforce the execution. As of the date of this filing, the Company has paid $22,597 (RMB163,862).

F-20

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Shareholders’ Equity

Share Consolidation

On February 24, 2022, the Company’s Board approved a share consolidation of the Company’s common shares at the ratio of one-for-ten reverse split with the effective date of February 25, 2022. The objective of the share consolidation is to enable the company to regain compliance with NASDAQ Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

As a result of the share consolidation, each 10 common shares outstanding automatically combines and converts to one issued and outstanding common share without any action on the part of the shareholder. The share consolidation reduces the number of common shares issued and outstanding from 63,994,606 to 6,399,460. The authorized number of common shares will be reduced by the same one-for-ten ratio from 600 million to 60 million.

On October 28, 2022, the Company’s Board approved a share consolidation of the Company’s common shares at the ratio of one-for-twenty-four reverse split with the effective date of November 9, 2022. The objective of the share consolidation is to enable the company to regain compliance with NASDAQ Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

As a result of the share consolidation, each 24 common shares outstanding automatically combines and converts to one issued and outstanding common share without any action on the part of the shareholder. The share consolidation reduces the number of common shares issued and outstanding from 29,278,601 to 1,219,937. The authorized number of common shares will be reduced by the same one-for-twenty-four ratio from 60 million to 2.5 million.

On May 26, 2023, the Company’s Board approved to change the authorized number of common shares from 2.5 million to 500 million.

All share information included in the consolidated financial statements and notes thereto have been retroactively adjusted for the one-for-ten reverse split and one-for-twenty-four reverse split occurred on the first day of the first period presented.

Issuance of common shares

On March 14, 2022, the Company paid cash to certain minor shareholders and cancelled 36 shares due to reverse split reconciliation.

On March 18, 2022, the Company completed an offering of 833,333 common shares at an offering price of $12.0 per share for total net proceeds of $8,825,000 after deducting legal costs related to the offering. In addition, the Company granted the underwriters a 45-day option to purchase an additional 15% of common shares at the public offering price to cover over-allotments, if any. On March 22, 2022, the underwriter of the Offering exercised its Over-allotment Option to purchase an additional 120,000 common shares at a price of $12.0 per common share, for total net proceeds of $1,295,400 after deducing legal costs related to the offering.

On February 21, 2023, the Company entered into a securities purchase agreement with nine individual purchasers, pursuant to which the Company agreed to sell an aggregate of 1,000,000 common shares at a price of $2.80 per share, the net proceeds of $2,779,325 after deducting related expenses. The transaction was closed on March 22, 2023.

On June 26, 2023, the Company entered into a securities purchase agreement with six individual purchasers, pursuant to which the Company agreed to sell an aggregate of 1,240,000 common shares at a price of $2.5 per share, the net proceeds of $3,055,000 after deducting related expenses. The transaction was closed on June 30, 2023.

November 2020 Offering Warrants

In connection with and upon closing of the offering on November 24, 2020, the Company issued registered warrants to purchase up to 11,477 common shares and unregistered warrants to purchase up to 13,773 common shares. Such registered and unregistered warrants are immediately exercisable, expire five years from the date of issuance and have an exercise price of $12.0 per share. The exercise price of such warrants was reduced from $434.4 per share to $12.0 per share by virtue of the Company’s entry into a securities purchase agreement on March 18, 2022. The placement agent also received unregistered warrants in connection with this offering exercisable for up to 1,515 common shares at $435.6 per share, exercisable between May 24, 2021 to November 24, 2023.

Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own shares. The warrants were recorded at their fair value on the date of issuance as a component of shareholders’ equity.

As of June 30, 2023, the total number of common shares underlying registered and unregistered warrants outstanding was 26,765. These warrants have weighted average of remaining life of 2.29 years and weighted average exercise price of $35.98.

F-21

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Noncontrolling Interests

A reconciliation of non-controlling interest as of June 30, 2023 and December 31, 2022 is as follows:

	June 30,	December 31,
	2023	2022
Beginning Balance	$(2,148,964)	$(1,724,627)
Proportionate shares of net loss	(118,721)	(434,873)
Foreign currency translation adjustment	5,266	10,536
Total	$(2,262,419)	$(2,148,964)

As of June 30, 2023 and December 31, 2022, the noncontrolling interests balances represented the noncontrolling shareholder’s 30% equity interests in Shangchi Automobile (formerly known as Suzhou E-Motors) and its subsidiary Shenzhen Yimao.

Note 17 – Long Term Investments

On January 10, 2018, the Company invested approximately $16.6 million (or RMB120 million) to acquire 18% equity interest in Libo Haokun Stone Co., Ltd. (“Libo Haokun”). Libo Haokun holds a government-issued permit and has the exclusive right to mine a 0.11‑square-kilometer marble quarry in the central area of Guizhou province, China. Libo Haokun obtained the permit to mine the quarry from the local government in September 2016. The permit was renewed in July 2020 and is further renewable by July 2023. On October 16, 2023, the government has approved to extend the right for more 5 years.

On November 29, 2019, the Company entered into an investment agreement (the “Investment Agreement”) with Jingning Zhonggang Mining Co., Ltd. (“Jingning Zhonggang”) through Lishui Tantech to acquire 18% of the equity interest of Fuquan Chengwang Mining Co., Ltd. (“Fuquan Chengwang”), a wholly-owned subsidiary of Jingning Zhonggang, at a price of $6.4 million (RMB46.32 million). The consideration equals 18% of RMB257.35 million, the value of the mining right under a permit being renewed by Fuquan Chengwang according to an evaluation report. Fuquan Chengwang is a basalt mining company.

Pursuant to the Investment Agreement, Tantech is obligated to pay the consideration within 30 days after Fuquan Chengwang completes the recording process with the local industrial and commerce administration for transfer of the share ownership. Pursuant to the Investment Agreement, after the transfer of the 18% share ownership, if the value of Fuquan Chengwang is lower than RMB257.35 million according to the financial statements audited by an accounting firm approved by the Tantech, Jingning Zhonggang will be obligated to refund to Tantech the overpaid amount. The payment could be in the form of cash, shares, or other assets with the same value, as selected by Tantech.

After a series of transactions and reorganization, as of December 31, 2019, the Company and Jingning Zhonggang owns 18% and 82% of Libo Haokun, respectively, through Jingning Meizhongkuang Industry Co., Ltd. (“Jingning Meizhongkuang”). Jingning Meizhongkuang owns 100% of Fuquan Chengwang. The Agreements would enable Tantech to indirectly hold a 18% stake in Fuquan Chengwang through holding 18% of the equity interest of Jingning Meizhongkuang.

On April 3, 2020, Lishui Ansheng Energy Technology Co., a third party, signed an investment agreement with Jingning Meizhongkuang to invest in Fuquan Chengwang by paying $6.4 million (RMB 46.5 million) to exchange 18% of the interest of Fuquan Chengwang. After the transaction, the Company’s indirect interest in Fuquan Chengwang was diluted from 18% to 14.76% through holding 18% of the equity interest of Jingning Meizhongkuang.

Fuquan Chengwang received the renewed mining permit in March 2021, and expiration date is March 2024. The mining permit provides it the right to mine a 0.2607-square-kilometer basalt quarry in Fuquan City, Guizhou Province, China.

Due to the fact that the Company did not have significant influence over the equity investees, the investments were accounted for using the cost method. For the six months ended June 30, 2023 and 2022, the Company did not recognize any impairment losses for the long-term investments.

F-22

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Earnings per share

Basic net income attributable to common shareholders of Tantech Holdings Ltd is based on the weighted-average shares outstanding during the relevant period, Diluted net income attributable to common shareholders of Tantech Holdings Ltd is based on the weighted-average common shares outstanding during the relevant period adjusted for the dilutive effect of unexercised warrants.

The following table presents a reconciliation of basic and diluted earing per share:

	For the six months ended June 30,
	2023	2022

Net income attributable to common shareholders of Tantech Holdings Ltd.	$2,011,244	$2,099,462
Weighted average shares Outstanding - Basic	1,903,906	773,083
Dilutive securities -unexercised warrants	—	16,225
Weighted average shares outstanding – diluted	1,903,906	789,308
Earnings per share - Basic	$1.06	$2.72
Earnings per share – Diluted	$1.06	$2.66

Note 19 – Segment Information

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Due to business strategic changes, the Company merged consumer products segment and trading segment, and we start to provided biodegradable packaging business during year ended December 31, 2022. As a result, the Company has determined that it has three operating segments as defined by ASC 280, “Segment Reporting”: consumer products, electric vehicles (“EV”) and biodegradable packaging. Consumer products segment manufactures, sell and trade Charcoal Doctor branded products and BBQ charcoal in China. The EV segment manufactures and sell electric vehicles. Biodegradable packaging segment provided biodegradable packaging business.  Management, including the chief operating decision maker, reviews operation results of consumer products, electric vehicles, and biodegradable packaging separately.

 Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker.

The following table presents summary information by segment for the six months ended June 30, 2023 and 2022, respectively.

	Consumer Products		EV		Biodegradable packaging		Total
	Six months	Six months	Six months	Six months	Six months	Six months	Six months	Six months
	ended	ended	ended	ended	ended	ended	ended	ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Revenue from external customers	$18,828,336	$26,290,353	$104,100	$679,064	$809,273	$—	$19,741,709	$26,969,417
Cost of revenue	14,906,908	21,221,909	40,998	665,540	738,973	—	15,686,879	21,887,449
Gross profit	3,921,428	5,068,444	63,102	13,524	70,300	—	4,054,830	5,081,968
Interest Expenses	204,468	106,978	61,111	—	—	—	265,579	106,978
Depreciation & amortization	114,677	125,705	31,390	79,014	—	—	146,067	204,719
Capital expenditure	440	13,951	184,320	7,928	—	—	184,760	21,879
Segment assets	133,218,575	131,546,807	3,896,852	4,680,964	934,809	—	138,050,236	136,227,771
Segment profit	$2,875,654	$2,788,556	$(443,609)	$(916,312)	(539,521)	—	$1,892,524	$1,872,244

All of the Company’s long-lived assets are located in the PRC. Geographic information about the revenues, which are classified based on customers, is set out as follows:

	For the six months ended June 30,
	2023	2022
Revenue from China	$19,216,905	$26,969,417
Revenue directly from foreign countries	524,804	—
Total Revenue	$19,741,709	$26,969,417

F-23

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 20 – Major Customers and Suppliers

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

For the six months ended June 30, 2023, four major customers accounted for approximately 25%, 25%, 23%, and 20% of the Company’s total sales, respectively. For the six months ended June 30, 2022, four major customers accounted for approximately 21%, 20%, 17%, and 10%of the Company’s total sales, respectively.

As of June 30, 2023, three customers accounted for approximately 34%, 28% and 26% of the Company’s accounts receivable balance, respectively. As of December 31, 2022, three customers accounted for approximately 33%, 25% and 25% of the Company’s accounts receivable balance.

The Company also had certain major suppliers whose purchases individually represented 10% or more of the Company’s total purchases. For the six months ended June 30, 2023, three major suppliers accounted for approximately 27%, 18%% and 10% of the Company’s total purchases, respectively. For the six months ended June 30, 2022, three major suppliers accounted for approximately 27%, 18%, 14% and 12% of the Company’s total purchases, respectively.

Note 21 – Subsequent Events

From August 2023 to September 2023, Streeterville delivered conversion notice for convertible notes in principle of $150,000. The Company issued an aggregate of 89,183 ordinary shares, par value $0.24 per share, of the Company, to Streeterville.

On August 10, 2023, the Company formed a wholly-owned subsidiary, Zhejiang Zhuguxingqi Technology Co., Ltd., in Lishui, China, this subsidiary will be primarily engaged in bamboo charcoal products and wood products trading business.

F-24